Exhibit 99.68

VERSES

VERSES, DENTONS US and Spatial Web Foundation Announce 'The Future of AI Governance' Webinar Series Part II

VANCOUVER, British Columbia, Nov. 08, 2023 -- VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of artificial intelligence, announces the second of three webinars in the series, "The Future of AI Governance," hosted by Dentons US.

The second webinar takes place Thursday, November 9th at 10 AM PST / 1 PM EST / 7 PM CET. To register for the event or to access the "The Future of AI Global Governance" and its companion piece, "Executive Summary," visit www.verses.ai/ai-governance.

Peter Stockburger, Partner at Dentons US LLP, will moderate part two of the three-part webinar series. Speakers include George Percivall, Distinguished Engineering Fellow and Vice-Chair of IEEE Standards Working Group for the Spatial Web; Gabriel René, CEO and Founder of VERSES and Philippe Sayegh, Chief Adoption Officer for VERSES AI.

Among the AI governance topics, speakers will dive deep into recent policy developments around artificial intelligence, including the White House's new Executive Order, the UK AI Safety Summit and the G7's announcement of an AI code of conduct.

Further focus will cover the AI public policy debate, proposals under consideration and closely examine why socio-technical standards under development at the international level may hold the key to future AI regulation.

"We must address the challenge of governing potentially self-regulating AI to ensure alignment with human values and prevent likely risks. We believe that implementing global socio-technical standards and establishing an international AI regulatory sandbox will help industry participants in harnessing the benefits of AI while safeguarding against its potential perils," said Gabriel René, CEO of VERSES.

Join our panel of AI insiders as they make sense of the current public policy landscape and discuss pathways to a more harmonized future around AI governance.

To register for the webinar or to access "The Future of AI Global Governance" and its companion piece, "Executive Summary," visit www.verses.ai/ai-governance.

Speakers:

Gabriel René, VERSES CEO & Founder

Gabriel René has over 30 years of experience specializing in advanced emerging technology. He is the CEO and Founder of VERSES and the author of an International Bestseller, "The Spatial Web - How Web 3.0 Connects Humans, Machines, and AI to Transform the World." Gabriel also serves as the Global Executive Director of the Spatial Web Foundation, a non-profit organization dedicated to ethically deploying emerging technologies like AI, IoT and Robotics.

Gabriel serves as chair of the IEEE Standards Association Spatial Web Protocol, Architecture and Governance Working Group, which hosts more than 100 international members from various governmental, Global 1000 and nonprofit organizations working towards standards for the interoperability, explainability and governance of AI and autonomous systems.

As a contributor to several scientific papers on artificial intelligence explainability and multi-agent ecosystems and co-author of "The Future of Global AI Governance," an AI industry report in partnership with Dentons', a global law firm, Gabriel is an influencer in the emerging technology community. Among his work, he has developed enterprise and consumer software and services solutions with multinational organizations and government agencies such as the United Nations, European Commission, Verizon, Sony, Intel, Microsoft, Yahoo, Qualcomm, Apple, Samsung, Universal and AT&T.

Philippe Sayegh, VERSES, Chief Adoption Officer

As Chief Adoption Officer at VERSES, Philippe Sayegh has the responsibility for formulating the Company's overall adoption strategy as well as ensuring that its execution remains consistent with the brand identity and goals of VERSES and each of its subsidiaries. The adoption process covers awareness, acquisition and advocacy by the VERSES ecosystem.

Philippe has been part of VERSES' executive team for four years. He is a tech entrepreneur and investor with two decades of

operational executive experience for B2B-focused tech companies in areas as diverse as CRM, DRM, identity and access management, e-commerce and AI.

George Percivall, Spatial Web Foundation

George Percivall is a Distinguished Engineering Fellow with the Spatial Web Foundation. As a CTO and Chief Engineer, he led the engineering of cyber-physical and information systems for NASA, NSF, Hughes Aircraft, and General Motors. He has led the development of open standards in IEEE, ISO, and OGC and is a member of the Apache Software Foundation. He has a BS in engineering physics and an MSEE in control systems from the University of Illinois.

Mediator: Peter Stockburger, Managing Partner, Dentons

Peter Stockburger is the office managing partner of Denton's San Diego office, a member of the firm's Venture Technology and Emerging Growth Companies group, and co-lead of the firm's autonomous vehicle practice.

Peter partners with emerging and established clients around the globe to strategize about how they can best leverage data and talent to grow, operate, and protect their businesses. With a focus on data privacy and security, Peter works with clients of all sizes and maturity to build and shore up their privacy and security programs, deploy technology, enhance compliance and stakeholder confidence, take new products to market, work through data governance and retention challenges, navigate workplace disputes, and harness emerging technologies such as artificial intelligence.

About VERSES

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius can learn, adapt and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and Twitter.

About Dentons

Dentons is designed to be different. As the world's largest global law firm with 21,000 professionals in over 200 locations in more than 80 countries, Denton's can help you grow, protect, operate and finance your business. Denton's polycentric and purpose-driven approach, together with its commitment to inclusion, diversity, equity and ESG, ensures they challenge the status quo to stay focused on what matters most.

About the Spatial Web Foundation

The Spatial Web Foundation is a non-profit organization dedicated to the development and ethical use of technology, specifically in the creation and implementation of the Spatial Web protocol. The foundation's core initiatives include developing open standards and protocols, promoting interoperability, and educating the public and policymakers. The Spatial Web Foundation supports transparency and accountability in the development and use of technology, promotes responsible innovation, engages in dialogue and collaboration with various stakeholders and adopts a proactive approach to addressing emerging ethical challenges. Ultimately, the Spatial Web Foundation seeks to create a more inclusive, accessible, and equitable internet that empowers individuals and communities to connect, create and thrive.

On behalf of the Company
Gabriel René
Co-Founder & CEO
VERSES AI Inc.

&

Eric Holder
Director of Communications
VERSES AI Inc.
press@verses.ai

Investor Relations Inquiries
U.S.: Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us
Canada: Leo Karabela, President, Focus Communications, info@fcir.ca, 416-543-3120

Forward Looking Information

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the

effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. These forward-looking statements include, among other things, statements relating to: the fact that Dentons US is hosting webinars in the series, "The Future of AI Governance"; the number of webinars that will be held in "The Future of AI Governance" series; the timing and content of the second webinar in the series; who will moderate the second webinar; the importance of socio-technical standard in future AI regulation; and the potential benefits of implementing global socio-technical standards and establishing an international AI regulatory sandbox.

Such forward-looking statements are based on a number of assumptions of management, including, without limitation, that the webinars will take place as anticipated; that the number and content of the webinars will align with management's current expectations; that socio-technical standards under development at the international level may be critical to the future of AI regulation; and that implementing global socio-technical standards and establishing an international AI regulatory sandbox will have the expected benefits for industry participants.

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: that the webinars will fail to take place; that Dentons US or the other participants involved in the webinars will experience technology disruptions; that the number or content of the webinars in the series will differ from management's current expectations; that the socio-technical standards under development at the international level will not play a critical role in the future of AI regulation; and that the development and implementation of socio-technical standards and an international AI regulatory sandbox will fail to result in the expected benefits.

The forward-looking statements contained in this press release represent management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Neither the Company nor any of its representatives make any representation or warranty, express or implied, as to the accuracy, sufficiency or completeness of the information in this press release. Neither the Company nor any of its representatives shall have any liability whatsoever, under contract, tort, trust or otherwise, to you or any person resulting from the use of the information in this press release by you or any of your representatives or for omissions from the information in this press release.